Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Casper Sleep Inc.
(Name of Issuer)

Common Stock, par value $0.000001
(Title of Class of Securities)

147626105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)
☐          Rule 13d-1(c)
☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147626105	Schedule 13G	Page 1 of 4

1	NAMES OF REPORTING PERSONS
Philip Krim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* The numbers and beneficial ownership calculation reflected in this amendment to Schedule 13G is based on the outstanding shares of Common Stock as of the date of this Schedule 13G amendment filing.

CUSIP No. 147626105	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

Casper Sleep Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Three World Trade Center, 175 Greenwich Street, Floor 40, New York, NY 10007.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Philip Krim (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Casper Sleep Inc., Three World Trade Center, 175 Greenwich Street, Floor 40, New York, NY 10007.

(c)	Citizenship:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.000001 per share (“Common Stock”).

(e)	CUSIP Number:

147626105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a) Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Person to report that, as of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock.

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 147626105	Schedule 13G	Page 3 of 4

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 147626105	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022

Philip Krim

/s/ Philip Krim